Exhibit (d)(2)

Exclusivity and Confidentiality Agreement

March 26, 2010

Mr. Fraser Preston
H.I.G. Middle Market LLC
1001 Brickell Bay Drive
27th Floor
Miami, Florida 33131

Dear Mr. Preston:

In connection with your consideration of a possible transaction involving Matrixx Initiatives, Inc. (the “Company”), the Company is prepared to make available to you certain information concerning its business, financial condition, operations, assets, and liabilities. As a condition to such information being furnished to you and your directors, officers, employees, Primus Therapeutics, Inc., agents, or advisors (including, without limitation, your attorneys, accountants, consultants, bankers, and financial advisors) (collectively the “Representatives”), you agree to treat any information concerning the Company (whether prepared by you, your Representatives, or otherwise and irrespective of the form of communication) that has been or will be furnished to you or your Representatives by or on behalf of the Company (herein collectively referred to as the “Evaluation Material”) in accordance with the provisions of this letter agreement, and to take or abstain from taking certain other actions hereinafter set forth.

1. The term “Evaluation Material” shall be deemed to include all notes, analyses, compilations, studies, interpretations, or other documents prepared by you or your Representatives, that contain, reflect, or are based upon, in whole or in part, the information furnished to you or your Representatives pursuant hereto. The term “Evaluation Material” does not include information that (a) is or becomes generally available to the public other than as a result of an unauthorized disclosure by you or your Representatives; (b) was within your possession prior to its being furnished to you or your Representatives pursuant hereto, provided that the source of such information was not known by you or your Representatives to be bound by a confidentiality agreement with, or other contractual, legal, or fiduciary obligation of confidentiality to the Company with respect to such information; (c) becomes available to you on a non-confidential basis from a source other than the Company or any of its Representatives, provided that, to your knowledge, such source is not bound by a confidentiality agreement with, or other contractual, legal, or fiduciary obligation of confidentiality to, the Company with respect to such information; (d) is independently developed by you without violating any of your obligations under this letter agreement; or (e) is disclosed by you to others in accordance with the terms of prior written authorization of the Company.

2. You agree that you and your Representatives shall use the Evaluation Material solely for the purpose of evaluating a possible transaction between the Company and you, that the Evaluation Material will be kept confidential, and that you and your Representatives will not disclose any of the Evaluation Material in any manner whatsoever; provided, however, that (a) you may make any disclosure of such information to which the Company gives its prior written consent; and (b) any of such information may be disclosed to your Representatives who need to know such information for the sole purpose of evaluating a possible transaction with the Company (it being understood that, before disclosing the Evaluation Material or any portion thereof to such Representatives, you will inform them of the confidential nature of the Evaluation Material and obtain their agreement to be bound by this letter agreement and not to disclose such information to any other person). In any event, you shall be responsible for any breach of this letter agreement by any of your Representatives and agree, at your sole expense, to take all reasonable measures (including, but not limited to, court proceedings) to restrain your Representatives from prohibited or unauthorized disclosure or use of the Evaluation Material.

3. All requests by you or any of your Representatives for Evaluation Material or meetings with the Company’s personnel must be made through Bill Hemelt, the Company’s President and Chief Executive Officer (602-385-8859) or Sam Cowley, the Company’s Executive Vice President and General Counsel (602-385-8890) (each, a “Company Contact”). Without the prior written consent of a Company Contact, neither you nor your Representatives will initiate or cause to be initiated (other than through a Company Contact) any communication with any Company employee concerning the Evaluation Material or the possible transaction. In addition, you agree that, prior to the time of a public announcement by the Company that the Company has entered into a definitive agreement with a third party relating to a transaction in which the third party will acquire all of the outstanding capital stock of the Company, without the prior written consent of the Company, neither you nor your Representatives will disclose to any other person the fact that the Evaluation Material has been made available to you, that discussions or negotiations are taking place concerning a possible transaction involving the Company and you, or any of the terms, conditions, or other facts with respect thereto (including the status thereof), except to the extent required to accomplish the purposes herein or, unless in the opinion of your counsel, such disclosure is required by law or the Company provides you with written consent, and then only with as much prior written notice to the Company as is practical under the circumstances. The term “person” as used in this letter agreement shall be broadly interpreted to include the media and any corporation, partnership, association, group, individual, or entity.

4. In the event that you or any of your Representatives is requested or required (by deposition, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand, or other similar process) to disclose any of the Evaluation Material, you shall provide the Company with prompt written notice of any such request or requirement so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver by the Company, you or any of your Representatives are nonetheless, in the opinion of your counsel, legally compelled to disclose Evaluation Material to any tribunal, you or your Representative may, without liability hereunder, disclose to such tribunal only that portion of the Evaluation Material that such counsel advises is legally required to be disclosed, provided that you exercise your best efforts to preserve the confidentiality of the Evaluation Material, including, without limitation, by cooperating with the Company to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Evaluation Material by such tribunal.

5. If you decide that you do not wish to proceed with a transaction with the Company, you will promptly inform the Company of that decision. In that case, or at any time, upon the written request of the Company for any reason, you will promptly deliver to the Company all documents (and all copies thereof) furnished to you or your Representatives by or on behalf of the Company pursuant hereto. In the event of such a decision or request, all other Evaluation Material prepared by you or your Representatives shall be destroyed and no copy thereof shall be retained. To the extent you destroy Evaluation Material prepared by you or your Representatives, you will certify in writing to the Company that such destruction has been completed promptly after such destruction has been completed. Notwithstanding the return or destruction of the Evaluation Material, you and your Representatives will continue to be bound by your obligations of confidentiality and other obligations hereunder.

6. You understand and acknowledge that neither the Company nor any of its Representatives makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the Evaluation Material. You agree that neither the Company nor any of its Representatives shall have any liability to you or to any of your Representatives relating to or resulting from the use of the Evaluation Material. Only those representations or warranties that are made in a final definitive agreement regarding the transaction contemplated hereby, when, as, and if executed, and subject to such limitations and restrictions as may be specified therein, will have any legal effect.

7. In consideration of the Evaluation Material being furnished to you hereunder, you agree that for a period of one (1) year from the date hereof, neither you nor any of your affiliates will solicit for employment, without obtaining the Company’s prior written consent, any of the current officers or employees of the Company. The term “solicit to employ” does not include any job fairs or advertising to fill one or more positions on a basis consistent with past practice.

8. You further agree that, without the prior written consent of the Company’s Board of Directors until the earlier of (i) one (1) year from the date hereof, and (ii) the time of a public announcement by the Company that the Company has entered into a definitive agreement with a third party relating to a transaction in which the third party will acquire all of the outstanding capital stock of the Company, at which time all of the provision of this paragraph 8 will be null and void, neither you nor any of your affiliates (as such term is defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), acting alone or as part of a group, will:

(a) Acquire, propose, or offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any securities or direct or indirect rights to acquire any securities of the Company or any of its subsidiaries, or of any successor to or person in control of the Company, or any assets of the Company or any of its subsidiaries or divisions or of any such successor or controlling person;

(b) Make, or in any way participate, directly or indirectly, in any “solicitation” or “proxies” (as such terms are used in the rules of the Securities and Exchange Commission) to vote or seek to advise or influence any person or entity with respect to the voting of any securities of the Company or otherwise seek to control or influence the management of the Company or its Board of Directors;

(c) Make any public announcement, or submit a proposal (with or without conditions) with respect to any extraordinary transaction involving the Company or any of its securities or assets, or take any action that might force the Company to make a public announcement or take any action designed to or which can reasonably be expected to require the Company to make a public announcement, in both cases regarding the matters set forth in clauses (a)-(b); or

(d) Form, join, or in any way participate in a “group” as defined in Section 13(d)(3) of the Exchange Act in connection with any of the foregoing clauses (a) through (c) of this Paragraph 8.

You acknowledge that you are aware, and will advise your Representatives who are informed of the matters that are the subject of this letter agreement, of the restrictions imposed by the United States securities laws on the purchase or sale of securities by any person who has received material, non-public information from the issuer of such securities and on the communication of such information to any person when it is reasonably foreseeable that such other person is likely to purchase or sell securities in reliance upon such information.

9. You agree that unless and until a definitive agreement regarding a transaction between the Company and you has been executed and delivered, H.I.G. and the Company will be under no legal obligation of any kind whatsoever with respect to such a transaction by virtue of this letter agreement, except for the matters specifically agreed to herein. You further acknowledge and agree that the Company reserves the right, in its sole discretion, to reject any and all proposals made by you or any of your Representatives with regard to a transaction between the Company and you and to terminate discussions and negotiations with you at any time.

10. All modifications, waivers of, and amendments to this Agreement must be in writing and signed by the Company and you.

11. This letter agreement shall be binding upon your successors and assigns and shall inure to the benefit of, and be enforceable by, the Company’s successors and assigns.

12. The provisions of this letter agreement shall be severable in the event that any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void, or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

13. It is understood and agreed that no failure or delay by the Company in exercising any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege hereunder.

14. It is further understood and agreed that money damages would not be a sufficient remedy for any breach of this letter agreement by you or any of your Representatives and that the Company shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this letter agreement but shall be in addition to all other remedies available at law or equity. In the event of litigation relating to this letter agreement, if a court of competent jurisdiction determines that you or any of your Representatives have breached this letter agreement, then you shall be liable and pay to the Company the reasonable legal fees incurred by the Company in connection with such litigation, including any appeal therefrom.

15. This letter agreement shall be governed by and constructed in accordance with the laws of the State of Delaware. This letter agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement.

16. Nothing in this Agreement shall be binding upon, or restrict the activities of, any of H.I.G.’s portfolio companies, investment professionals or affiliated investment funds that do not receive Confidential Information/Evaluation Material hereunder and are not acting under the direction of any person or entity who receives such Confidential Information.

Please confirm your agreement with the foregoing by signing and returning one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Company.

Sincerely,

MATRIXX INITIATIVES, INC.

By:	/s/ Samuel C. Cowley
Samuel C. Cowley
Executive Vice President, Business Development and General Counsel

Agreed and accepted on this 26th
day of March, 2010

H.I.G. MIDDLE MARKET LLC

By:	/s/ Fraser Preston
Name:     Fraser Preston

Title:	Principal